

# KROLL BOND RATING AGENCY, LLC

## Form NRSRO Annual Certification

## EXHIBIT 4:
## Organizational
## Structure

# KBRA Legal Structure Chart



*Kroll Bond Rating Agency, LLC – Organizational chart for the NRSRO. The NRSRO is shaded in gold.*
Kroll Bond Rating Agency Japan K.K. is not registered with the JFSA as a CRA

As of October 3, 2025

# KBRA NRSRO Managerial Structure



As of October 3, 2025

# KBRA NRSRO Business Units



[1] Supports NRSRO business units and other units

As of October 3, 2025